SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2006

GENESYS S.A.

(Exact name of registrant as specified in its charter)

L’Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Genesys Conferencing Opens New Development Center in Shanghai

Global Multimedia Conferencing Specialist Reinforces its Leadership in Asia-Pacific

Vienna, Virginia and Montpellier, France - October 30, 2006 — As part of its continuing commitment to innovation, Genesys Conferencing (Euronext Eurolist C: FR0004270270) (NASDAQ: GNSY), a global multimedia conferencing leader, recently opened a new software development center in Shanghai, mainland China.

“Product innovation and development is central to Genesys’ business growth strategy,” explains Jim Huzell, President of Genesys Conferencing “Shanghai offers a highly-qualified developer workforce and this new center will provide additional valuable capacity to our existing teams in Montpellier and Toronto, as well as a truly global, round-the-clock development capability.”

Asia Pacific has been a high growth market for Genesys Conferencing and today it generates approximately 10% of its total revenue.  The company, which entered China in 2005 and is now established in nine countries across Asia-Pacific, estimates that the region will continue to register strong growth rates over the coming years.

 “Our success has been built on innovation and an ability to combine global coverage with local support,” adds Huzell.  “As a result of this new development center in Shanghai, we can offer regional development capability to our Asia-Pacific customer base.  In addition, we will soon be releasing Asian language versions of Genesys Meeting Center, ideally placing our company to take full advantage of this unique market opportunity.”

Since 1988 when it launched the world’s first automated conferencing service, Genesys has continued to lead the market in technology innovation.  In 1994, Genesys developed the first voice conferencing management software.  This was followed in 2001 by another technological breakthrough - the launch of the world’s first multimedia collaboration platform integrating voice, web and video conferencing: Genesys Meeting Center.  Most recently, the company seamlessly integrated proprietary desktop VoIP to its multimedia conferencing platform, allowing any combination between traditional and IP telephony.

Genesys Conferencing—Connecting the World for 20 Years

Founded in 1986, Genesys Conferencing is a leading provider of converged collaboration and communication services to thousands of organisations worldwide, including more than 200 of the Fortune Global 500.  The company’s flagship product, Genesys Meeting Center, provides an integrated multimedia conferencing solution that is easy to use and available on demand.  With offices in more than 20 countries across North America, Europe and Asia Pacific, the company offers an unmatched global presence and strong local support. Genesys Conferencing is publicly traded on Euronext Eurolist C in France (FR0004270270) and on the NASDAQ in the U.S. (GNSY).  Additional information is available at www.genesys.com.

Contacts:
Florence Catel	Jenny Jack
Genesys Conferencing	Connecting Point Communications for Genesys Conferencing
Tel: +33 1 45 15 45 42	Tel: +1 (415) 442-4032
Florence.catel@genesys.com	jjack@cpcomm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 30, 2006

GENESYS SA
By:	/s/ François Legros
Name: François Legros
Title: Chairman and Chief Executive Officer